CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
ADVANCED CELL TECHNOLOGY, INC.

Advanced Cell Technology, Inc., a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the “Corporation”) does hereby certify that:

FIRST: The certificate of incorporation of the Corporation is hereby amended by deleting ARTICLE V, Section 1 in its entirety and inserting the following in lieu thereof:

Section 1. Number of Authorized Shares. The total number of shares of stock which the Corporation shall have the authority to issue shall be Two Billion Eight Hundred Million (2,800,000,000) shares. The Corporation shall be authorized to issue two classes of shares of stock, designated “Common Stock” and “Preferred Stock.” The Corporation shall be authorized to issue Two Billion Seven Hundred Fifty Million (2,750,000,000) shares of Common Stock, each shares to have a par value of $0.001 per share, and Fifty Million (50,000,000) shares of Preferred Stock, each share to have a par value of $0.001 per share.

SECOND: The foregoing amendment to the certificate of incorporation has been duly approved by the board of directors of the Corporation.

THIRD: The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of (i) the outstanding stock of the Corporation entitled to vote thereon and (ii) each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be signed by Gary Rabin, its duly appointed chief executive officer, this 24th day of January, 2012.

By:	/s/Gary Rabin
Gary Rabin, Chief Executive Officer